Battalion Oil Corporation

Two Memorial City Plaza

820 Gessner Road, Suite 1100

Houston, Texas 77024

February 12, 2024

VIA EDGAR

Blake Grady
Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Battalion Oil Corporation Schedule 13E-3 filed January 12, 2024 File No. 005-79873 Preliminary Proxy Statement filed January 12, 2024 File No. 001-35467

Dear Mr. Grady:

Thank you for your letter dated February 6, 2024, addressed to the undersigned, Matthew Steele, Chief Executive Officer of Battalion Oil Corporation (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2024 (the “Schedule 13E-3”) and the Preliminary Proxy Statement filed with the Commission on January 12, 2024 (the “Preliminary Proxy Statement” and, together with the Schedule 13E-3, the “Filings”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Filings carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. In addition, we are concurrently filing amendments of the Filings to incorporate our responses to the Staff’s comments.

Schedule 13E-3 filed January 12, 2024; PREM14A filed January 12, 2024

General

1.	We note that each of Exhibits (b)(i) and (b)(ii) to the Schedule 13E-3 has been filed with the same corresponding note: “Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.” We have not yet received any such request for confidential treatment. Please provide such request promptly. Also, it does not appear that any material has been redacted from Exhibit (b)(1), though the schedule at the end of that exhibit is illegible. Please clarify.

Response: The Company, Ruckus and Parent are preparing and will submit a confidential treatment request with respect to Exhibits (b)(i) and (b)(ii). Exhibit (b)(i) is indicated for redaction because it incorporates information that has been redacted from the term sheet filed with Exhibit (b)(ii). Ruckus and Parent are not able to provide a more legible copy of the schedule at the end of Exhibit (b)(i).

2.	Please revise to provide the disclosure required by Item 14(c)(1) of Schedule 14A, since financing does not appear to be assured, or tell us why you believe you are not required to do so. See Instruction 2(a) to Item 14 of Schedule 14A.

Response: The disclosure is not required by Item 14(c)(1) of Schedule 14A because it is not material to a stockholder’s decision on the matters to be voted on at the special meeting for the following reasons:

Parent and Merger Sub are newly formed Delaware corporations with minimal assets and no operations. We have revised the Preliminary Proxy Statement on page 1 to make this clear to investors. The only source of funds that Parent has to consummate the Merger is through borrowings to be provided under debt commitment letters, which are described in the Preliminary Proxy Statement on pages 6 and 73 and filed as exhibits to the Schedule 13e-3, and receipt of additional equity financing in the amount of $200 million, which is disclosed in the Preliminary Proxy Statement on pages 95 and 96.

Parent’s financial statements are not material to stockholders because of its status as a newly formed entity established solely to pursue the Transactions and its only assets will be from the debt financing already disclosed and the additional equity financing being sought that also is already disclosed in the Preliminary Proxy Statement.

Pursuant to the terms of the Merger Agreement, the parent company of Parent, Ruckus, has no obligation to provide any funding to finance Parent’s obligations in connection with the Merger. Therefore, financial statements or MD&A of Ruckus would not be material to a stockholder – Ruckus has no obligations and providing financial information for Ruckus could potentially lead stockholders to believe that the financial position of Ruckus is somehow relevant to the Parent and Merger Sub’s ability to close the Merger – it is not.

In addition, the Parent Termination Fee of $25.0 million is required to be deposited into an escrow account. Of that amount, $10.0 million has already been released to, and received by, the Company, and the balance of $15.0 million is required to be deposited by February 15, 2024. The escrow account was established as part of the Merger Agreement because the Company and its advisors were aware that Parent and Merger Sub were newly formed entities with few assets and no operating history. The obligation to pay the Parent Termination Fee (or any other payment obligations under the Merger Agreement) is not guaranteed by Ruckus. We have revised the Preliminary Proxy Statement on page 1 and page 19 to make this clear to stockholders.

Further, under the terms of the Merger Agreement, Parent is required to have equity financing in the escrow on or before February 27, 2024 that, when combined with the debt financing commitments filed with the Schedule 13e-3, will be sufficient to fund the aggregate Merger Consideration. As a result, at the time the Company’s stockholders vote on the Merger (which will take place after February 27, 2024), Parent’s financing will be assured.

3.	Based on the disclosure in Item 13 of the Company’s Schedule 13E-3, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c) of Regulation M-A.

Response: We have revised the Preliminary Proxy Statement on pages 117 through 125 to the disclose the information required pursuant to Item 1010(c) of Regulation M-A.

4.	We note that you alternate between referring to “Oaktree Fund GPI, L.P.” and “Oaktree Fund GP I, L.P.,” both in the proxy statement and in the Schedule 13E-3. Please revise or advise.

Response: We have revised the Filings to clarify that the Oaktree entity is “Oaktree Fund GP I, L.P.” This is one and the same entity.

Summary Term Sheet, page 1

5.	Please disclose any material provisions of the Stockholders’ Agreement entered into on December 14, 2023, by and among Fury Resources, Inc. and the parties thereto. Refer to Item 5 of Schedule 13E-3 and Item 1005(e) of Regulation M-A.

Response: We have revised the Preliminary Proxy Statement on pages 114 and 115 to the disclose the material terms of the Stockholders Agreement.

6.	Refer to the disclosure on page 4 and page 55 regarding Houlihan Lokey’s opinion. Please address in the proxy statement how any filing person relying on the Houlihan Lokey opinion was able to reach a fairness determination as to unaffiliated security holders given that the Houlihan Lokey fairness opinion addressed fairness with respect to “holders of Company common stock,” rather than all security holders unaffiliated with the Company.

Response: We have revised the Preliminary Proxy Statement on page 60 to clarify that the fairness decision of the Board, the Rollover Sellers and the Parent Group regarding unaffiliated stockholders was not based solely on the fairness opinion of Houlihan Lokey. Their fairness determination was based on the factors described in “Special Factors – Recommendation of the Company Board of Directors; Reasons for the Merger,” Rollover Sellers Reasons for the Merger,” and “Special Factors – Parent Group Reasons for the Merger; Fairness.” Each of those bodies considered the Merger Consideration of $9.80 per share to be the best possible outcome for all holders of Company common stock.

7.	Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require the subject company and affiliates filing the statement to state whether they believe that the Rule 13e3 transaction is fair or unfair to unaffiliated security holders. We note your disclosure on page three and elsewhere in the proxy statement that the “Board, after considering the recommendation of the special committee, has unanimously [] determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to the stockholders of the Company and are in the best interests of the Company and the stockholders of the Company.” Please conform the disclosure here and throughout the proxy statement to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is consistently directed, as required, at unaffiliated security holders. Refer also to Rule 13e-3(a)(4), which defines the term “unaffiliated security holder.”

Response: We have revised the Preliminary Proxy Statement on the cover page, the Notice of Special Meeting of Stockholders and pages 3 and 20 to the disclose that the Board’s fairness determination was directed to all stockholders, including specifically unaffiliated stockholders.

Cautionary Statement Concerning Forward-Looking Statements, page 17

8.	The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a going private transaction. Therefore, please delete or revise the reference to the Act’s safe harbor provisions found on page 17 of the proxy statement.

Response: We have revised the Preliminary Proxy Statement on page 18 to delete the reference to the Private Securities Litigation Reform Act of 1995.

Parties to the Merger, page 18

9.	We note the following disclosure on page 18: “Additional information about the Company and its subsidiaries is included in documents incorporated by reference into this proxy statement. See ‘Where You Can Find More Information.’” If such statement is meant to satisfy the disclosure requirements of Item 1003(b) and (c) of Regulation M-A, pursuant to Item 3 of Schedule 13E-3, please specifically incorporate the information by reference. Refer to General Instruction E of Schedule 13E-3. Alternatively, please revise to provide the information required by Item 1003(b) and (c) of Regulation M-A for all filers. For example, disclose the information required by Item 1003(c)(2) with respect to Jonathan Barrett and the persons listed on page 106.

Response: We have revised the Preliminary Proxy Statement on page 116 to address the Staff’s comment.

Background of the Merger, page 25

10.	We note that Parent is a party to the Merger and that the Chief Executive Officer of Parent appears to be Richard Little, a former Chief Executive Officer of the Company. Please disclose when Parent hired Mr. Little, as well as any negotiations between Parent and Mr. Little regarding the Company prior to Mr. Little’s resignation, or advise. Refer to Item 5 of Schedule 13E-3 and Item 1005(c) of Regulation M-A.

Response: We have revised the Preliminary Proxy Statement in the “Special Factors -- Background of the Merger” section to address the Staff’s comment.

11.	Refer to the previous comment. We note that Richard Little resigned as Chief Executive Officer of the Company after Ruckus executed a confidentiality agreement with the Company and was provided access to materials with respect to the Company in an online virtual data room. In this respect, please describe how you determined that Parent, Ruckus and Mr. Little are not affiliates engaged in the Rule 13e-3 transaction who should be identified as filing persons for purposes of Schedule 13E-3. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person(s) added in response to this comment.

Response: We have amended the Schedule 13e-3 and Preliminary Proxy Statement to include Parent, Ruckus and Mr. Little as filing persons and provided the related disclosures in the Preliminary Proxy Statement beginning on page 128.

12.	Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. We note the references to presentations by Houlihan Lokey during the course of entering into this transaction, including the references in this section to multiple meetings between November 21, 2022 and December 14, 2023. However, only two presentations, both from December 14, 2023, have been filed. To the extent that any reports are duplicative or are simply updates of earlier presentations, your disclosure may summarize the material differences only. For these and any other meetings between the Special Committee and its financial advisor, summarize the substance of the presentations or reports and file any written materials provided as exhibits to the Schedule 13E-3.

Response: We have revised the Schedule 13E-3 to add presentations to the Board by Houlihan Lokey on November 4, 2023 as exhibits to the Schedule 13E-3. The materials presented to the Board on November 4, 2023 are substantially consistent with the December 14, 2023 materials filed as Exhibit (c)(ii) and Exhibit (c)(iii) of Schedule 13e-3. The December 14, 2023 presentation included the following updates:

1.	updated financial information (reported on November 15, 2023), related to third quarter 2023 results, compared to August 31, 2023 in the previous materials;
2.	market pricing updated to December 13, 2023, compared to November 1, 2023 previously;
3.	the effective date of the reserves cash flows was updated to October 1, 2023, compared to September 1, 2023 previously;
4.	the selected weighted average cost of capital range was revised to 13.00% - 15.00%, compared to 13.50% - 15.00% previously; and
5.	other changes including, but not limited to, the terms of the Series A Convertible Preferred stock and damages claim estimates.

A detailed description of changes is also provided in the body of Exhibit 99.(c)(ii) and Exhibit 99.(c)(iii) of the Schedule 13e-3.

13.	Refer to your statement on page 34 that Abraham Mirman is the “President and Chief Executive Officer of Parent.” We note, however, that Mr. Mirman signed the Indemnification Agreement as the Chief Financial Officer of Parent. Please revise or advise.

Response: We have revised the Preliminary Proxy Statement on page 34 to clarify that Mr. Mirman is the Chairman of the Board of Parent.

Recommendation of the Company Board of Directors; Reasons for the Merger, page 45

14.	Refer to the following disclosure on page 49: “The special committee and the Board believe that sufficient procedural safeguards were and are present to ensure the fairness of the Merger and to permit the special committee and the Board to represent effectively the interests of the unaffiliated stockholders. These procedural safeguards include the following: attention away from the Company’s day-to-day business operations.” Please revise to describe how “attention away from the Company’s day-to-day business operations” relates to procedural safeguards.

Response: We have revised the Preliminary Proxy Statement on page 55 to delete the reference to the Company’s day to day business operations. This was a typographical error.

15.	Please disclose whether any director dissented to or abstained from voting on the Rule 13e-3 transaction, identify the director and indicate the reasons for the dissent or abstention. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

Response: The determination to enter into the Merger Agreement received unanimous approval of the Board.

Rollover Sellers Reasons for the Merger; Fairness, page 51

16.	Refer to your disclosure on page 52 that “[i]n its consideration of the fairness of the proposed going private transaction and the Merger, the Rollover Sellers did not find it practicable to, and did not ... consider the impracticability of determining a liquidation value given the significant execution risk involved in any breakup of the Company.” Please revise to clarify whether the Rollover Sellers considered liquidation value in determining the fairness of the transaction.

Response: We have revised the Preliminary Proxy Statement on page 58 to disclose that the Rollover Sellers did not consider liquidation value in determining the fairness of the transaction.

17.	We note your disclosure that “the Rollover Sellers believe that the going private transaction and the Merger is fair to the Company’s unaffiliated stockholders on the basis of the factors described under ‘Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Board; Fairness of the Merger [sic].’” Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Rollover Sellers adopted the Board and Special Committee’s analyses and conclusions as their own. In addition, correct the cross reference to such analyses and conclusions. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response: We have revised the Preliminary Proxy Statement on page 58 to disclose that each of the Rollover Sellers have a designated a representative on the Board and are in agreement with the analyses and conclusions of the Board and special committee and adopt those analyses and conclusions as their own.

Opinion of Houlihan Lokey Capital, Inc., page 55

18.	We note your disclosure on page 57 that “Houlihan Lokey’s opinion was furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent.” Please disclose in the Schedule 13E-3, if true, that Houlihan Lokey has consented to use of its materials in the filing.

Response: We have revised the Preliminary Proxy Statement on page 63 to disclose that Houlihan Locky consented to the use of its materials in the Filings.

19.	Refer to the selected transactions on page 60 and 61. Please revise to disclose the data from each transaction that resulted in the multiples disclosed in the table on page 61 with respect to the Selected Transactions Analysis.

Response: We have revised the Preliminary Proxy Statement on page 69 to disclose the data from each transaction that resulted in the multiples with respect to the Selected Transactions Analysis.

20.	We note your disclosure that “Houlihan Lokey calculated implied premiums in select precedent transactions using each of the 1-day, 15-day and 30-day volume weighted average price.” Revise to clarify that such precedent transactions are not the same transactions used in the Selected Transactions Analysis discussed on page 60 and 61 and to clarify why Houlihan Lokey chose to use a different set of transactions for the Premiums Paid Analysis.

Response: We have revised the Preliminary Proxy Statement on page 69 to disclose that such precedent transactions are not the same as the transactions in the Selected Transactions Analysis and the reasons therefor.

21.	Refer to the following statement on page 62 (emphasis added): “Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, certain potential transactions and the Merger and will receive a fee for such services in connection with the Merger which is currently estimated to be approximately $5,500,000 million...” Please revise or advise. In addition, this disclosure does not appear to be incorporated by reference into Item 10(c) of the Schedule 13E-3.

Response: We have revised the disclosure on page 72 of the Preliminary Proxy Statement to clarify the expected fees to be paid to Houlihan Lokey are $5.5 million. Regarding Item 10(c), we believe the existing disclosure is appropriate with respect to Houlihan Lokey fees and reimbursements. The first paragraph under “Miscellaneous” on page 70 of the Preliminary Proxy Statement discloses the two fee payments.

22.	Refer to the comment above. Please revise to provide a reasonably itemized statement of all expenses incurred or estimated to be incurred, such as legal expenses, in connection with the transaction, or advise. Refer to Item 1007(c) of Regulation M-A and Item 10 of Schedule 13E-3.

Response: We have revised the Preliminary Proxy Statement on page 81 in response to the Staff’s comment.

Debt Financing, page 64

23.	Please disclose any alternative financing arrangements or plans in the event the debt financing falls through. If none, so state. Refer to Item 10 of Schedule 13E-3 and Item 1007(b) of Regulation M-A.

Response: We have revised the Preliminary Proxy Statement in response to the Staff’s comment to disclose that there no alternative financing arrangements.

Important Information Regarding the Company, page 103

24.	We note your disclosure on page 104 of the net book value per share of Company common stock. Please disclose the effect of the transaction on the affiliated filers’ interests in the net book value and net earnings of the Company in both dollar amounts and percentages. Refer to Item 7 of Schedule 13E-3, as well as Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Response: We have revised the Preliminary Proxy Statement on page 115 to provide the information in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 116

25.	Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3, such as the persons listed on page 106. See Item 1008(a) of Regulation M-A and Item 11 of Schedule 13E-3.

Response: The information required by Item 1008(a) of Regulation M-A is disclosed on page 139 of the Preliminary Proxy Statement. The Company has been advised the Ruckus, Parent, Merger Sub or Mr. Little have any ownership of subject securities except for Mr. Little as disclosed on page 139.

Where You Can Find More Information, page 119

26.	Please note that forward incorporation by reference, as you attempt to do on page 119, is not permitted in connection with a Schedule 13E-3. Please revise.

Response: We have revised the Preliminary Proxy Statement on page 142 to delete any reference to forward incorporation by reference.

*                     *                      *

We would like to express our appreciation for your prompt attention to the Filings. If the Staff has comments or questions regarding our responses set forth above, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at 832-538-0300 or our counsel, Ryan H. Ferris or Bruce F. Perce of Mayer Brown LLP at 312-701-7199 or 312-701-7985, respectively, if you have any other comments or questions.

Very truly yours,

/s/ Matthew Steele
Matthew Steele Chief Executive Officer

cc:	David Plattner
Securities and Exchange Commission

Ryan H. Ferris
Bruce F. Perce
Mayer Brown LLP